Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

September 18, 2020

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 23 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 1, 2020 with respect to the Amendment and the Trust’s series, the SoFi Weekly Income ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1. Is “TGIF” part of the Fund’s name? If so, revise the EDGAR series and class information to reflect that information. Please also update the EDGAR series and class information with the Fund’s exchange ticker symbol.
Response: The Trust confirms that “TGIF” is the Fund’s exchange ticker symbol but is not part of the Fund’s name. The Trust further confirms that the EDGAR series and class information will be updated with the “TGIF” exchange ticker symbol.
Prospectus
2. The “Principal Investment Strategies” section references bank loans; however, there is no principal risk disclosure regarding bank loans.
Response: The Fund has added the following “Bank Loans Risks” disclosure as a principal investment risk of the Fund:
Bank loans often involve borrowers whose financial conditions are troubled or uncertain and companies that are highly leveraged. The market for bank loans may not be highly liquid and the Fund may have difficulty selling bank loans. These investments expose the Fund to the credit risk of both the financial institution and the underlying borrower. Bank loans generally are subject to legal or contractual restrictions on resale. In addition, bank loans may have trade settlement periods extending beyond seven days, which means that, in certain cases, it could take the Fund a significant amount of time to get its money after selling an investment.. Bank loans may be structured such that they are not “securities” under federal securities laws and therefore not subject to federal securities laws protections against fraud and misrepresentation. As such, there can be no assurances that fraud or misrepresentation will not occur with respect to bank loans in which the Fund invests.
3.  In connection with the Fund’s investments in bank loans, please address the following: a) disclose in the prospectus that it may take longer than seven days for transactions in bank loans to settle, which means it could take the Fund significant time to get its money after selling an investment, b) please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period, and c) as a principal investment risk, please also disclose that bank loans may not be securities and may not have the protections afforded by the federal securities laws.
Response:
a)The Fund has added this disclosure as part of “Bank Loans Risks,” as indicated in the response to Comment 2.

b)The Trust responds by supplementally confirming that it expects the Fund’s portfolio to primarily consist of investments considered to be highly liquid securities and, therefore, the Fund does not anticipate any issues satisfying short-term liquidity needs.
c)The Fund has added this disclosure as part of “Bank Loans Risks,” as indicated in the response to Comment 2.
4. The “Principal Investment Strategies” section discusses investments in collateralized mortgage obligations (“CMOs”), non-agency mortgage-backed securities, private placements and non-investment grade bonds. Does the Fund intend to invest more than 15% of its assets in these securities?
Response: The Trust confirms the Fund may invest more than 15% of its assets in the above-mentioned securities, provided that such securities are not deemed to be illiquid. The Trust further confirms that the Fund does not intend to invest more than 15% of its net assets in securities that are deemed to be illiquid. As indicated in the response to Comment 3, the Trust expects the Fund’s portfolio to primarily consist of investments considered to be highly liquid securities.
5.  Please consider re-ordering the principal risks of the Fund in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed its Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.

6. The “Illiquid Securities Risks” disclosure states the Fund may, at times, hold restricted securities. Does this statement mean that the Fund’s holdings in illiquid securities will be in excess of 15% of its net assets? Please clarify.
Response: The Fund has revised the first paragraph of “Principal Risks of Investing in the Fund - Illiquid Securities Risks” to read as follows:
The Fund may invest up to 15% of its net assets in illiquid or restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.
Statement of Additional Information
7.  Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.
Response: The following disclosure has been added under “Investment Restrictions”:
“Additionally, in determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the user or use of private activity municipal bonds to determine their industry.”
Part C: Other Information
8. Part C refers to the “SoFi TGIF ETF.” Please revise to reflect the correct name of the Fund.
Response: The Trust confirms that all references to “SoFi TGIF ETF” have been revised to SoFi Weekly Income ETF.
Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

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